Exhibit 99.1

Company Contact Information: Gil Efron, CFO Tel: +972 8 861 0000 Email: investors@RRsat.com	External Investor Relations Contacts: Ehud Helft / Kenny Green Tel: 1 646 201 9246

For Immediate Release

RRSAT HAS LAUNCHED A NEW PLATFORM FOR THE IBERIAN MARKET ON HISPASAT SATELLITE

RE’EM – January 27, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has launched a new platform for the distribution of Spanish and Portuguese language content into European markets over the Hispasat 1D satellite. The Spanish-language version of Moscow-based news channel Russia Today (RT) is RRsat's first customer for distribution through this platform.

“The European Spanish and Portuguese audience in Europe is an important demographic and we are providing a platform in cooperation with the satellite operator HISPASAT for content providers to tap into this market,” commented David Rivel, Founder and CEO of RRsat Global Communications Network. “We are already experiencing interest from potential customers as well as our existing customer base, and we believe we will experience growing demand for this particular service. The launch of this service is continued testimony that we remain attentive to our customer needs and intend to continue to build services to satisfy their distribution requirements.”

"The HISPASAT Group is proud to cooperate with RRsat in this project," commented Miguel Angel Redondo Ugena, Commercial & Services Director of Hispasat. "HISPASAT, the Spanish satellite operator is already the seventh company in the world as regards income in its sector and is the leader in the broadcasting and distribution of contents in Spanish and Portuguese, with more than 1,100 radio and television channels, including the contents of important digital platforms of Direct to Home Television (DTH) and High Definition Television (HDTV), both in Europe and in America. The Group leads also 3D TV projects with which the company tries to bring this new three-dimensional system to our homes, researching the technical possibility of creating live audiovisual productions with this technology".

About RRsat Global Communications Network Ltd. RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 500 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRsat Global Internet TV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to report future successes and (vii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2008 and our Current Reports on Form 6-K.

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Information in this press release concerning Hispasat is based on information published by Hispasat and has not been independently verified by RRsat.